Exhibit 99.1

Psyence Biomed Executes Binding Agreements with Optimi Health Corp.

Psyence Biomed obtains exclusive worldwide supply rights to Optimi’s GMP-certified, nature-derived psilocybin for its drug development and commercialization initiatives in Palliative Care

NEW YORK, December 10, 2024 -- Psyence Biomedical Ltd. (Nasdaq: PBM) ("Psyence Biomed" or the "Company") today announced that it has progressed beyond the previously-announced non-binding Letter of Intent (LOI) and executed binding agreements with Optimi Health Corp. Under the terms of the agreements, Optimi becomes the exclusive supplier of GMP-certified, nature-derived (non-synthetic) psilocybin extract for Psyence’s global drug development and commercialization initiatives for FDA-approved uses in the Palliative Care context.

Optimi will provide comprehensive Chemistry, Manufacturing, and Control (“CMC”) support for regulatory submissions related to Psyence’s clinical trials in Palliative Care and any future Investigational New Drug (“IND”) applications. Psyence will obtain exclusive rights to Optimi’s drug candidate for treatment use in the Palliative Care context.

Dane Stevens, Chief Executive Officer of Optimi Health, stated, “We are very excited to have the opportunity to support Psyence Biomed as it works toward the potential initiation of pivotal registrational Phase III studies in Adjustment Disorder. As psychedelic research and development activities gain traction globally, we strive to be the partner-of-choice for companies like Psyence Biomed who are on the leading edge of psilocybin-based drug development. We look forward to a mutually successful partnership.”

“As we continue to efficiently advance our Phase IIb clinical trial for Adjustment Disorder in Palliative Care, these binding agreements with Optimi ensure that we have a consistent supply of very high quality, nature derived psilocybin for pivotal registrational Phase III studies, commercial production if approved, and potential expansion into new indications,” said Dr. Neil Maresky, M.B.,B.Ch., Chief Executive Officer of Psyence Biomed. “We are pleased to have found a partner in Optimi that shares our commitment to the development of psilocybin-based therapeutics as potential treatments for a broad range of underserved mental health conditions.”

About Psyence Biomed

Psyence Biomedical Ltd. (Nasdaq: PBM) is the world’s first life science biotechnology company developing nature-derived (non-synthetic) psilocybin-based psychedelic medicines to be listed on Nasdaq. Psyence is initially working to address the unmet needs of patients who suffer from mental health disorders in the context of Palliative Care. The name “Psyence” combines the words “psychedelics” and “science” to affirm Psyence Biomed’s commitment to an evidence-based approach to innovation as it works to develop safe and effective, regulatory-approved, nature-derived psychedelic therapeutics to treat a broad range of mental health disorders. Learn more at www.psyencebiomed.com and on LinkedIn.

Contact Information

Email: ir@psyencebiomed.com

Media Inquiries: media@psyencebiomed.com

General Information: info@psyencebiomed.com

Phone: +1 416-477-1708

Investor Contact:

Jeremy Feffer

Managing Director

LifeSci Advisors

jfeffer@lifesciadvisors.com

Forward Looking Statements

This communication contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about future financial and operating results, our plans, objectives, expectations and intentions with respect to future operations, products and services; and other statements identified by words such as "will likely result," "are expected to," "will continue," "is anticipated," "estimated," "believe," "intend," "plan," "projection," "outlook" or words of similar meaning.

Forward-looking statements in this communication include statements regarding the advancement of Psyence Biomed's Phase IIb clinical trial and planned Phase III studies, and the quality and consistency of its supply chain for nature derived psilocybin. These forward-looking statements are based on a number of assumptions, including the assumptions that the parties will obtain all such regulatory approvals as may be required to execute on the Phase IIb clinical trial and planned Phase III studies, there will not be any unforeseen delays in the implementation schedule of such clinical trial and studies, and that Optimi will be able to meet Psyence Biomed's supply needs.

There are numerous risks and uncertainties that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, among others: (i) delays in the implementation schedule of Psyence Biomed's Phase IIb clinical trials; (ii) the inability of Optimi to meet Psyence Biomed's supply needs to execute on its product development strategy (iii) the ability of Psyence Biomed to execute its obligations in respect of its product development objectives; (iv) changes in applicable laws which may impact drug development, clinical trials and/or the conducting thereof; (v) Psyence Biomed’s ability to obtain regulatory approval for the proposed product candidate, and any related restrictions or limitations of any approved products; (vi) the ability of Psyence Biomed to maintain the listing of its common shares and warrants on Nasdaq; and (vii) volatility in the price of the securities of Psyence Biomed due to a variety of factors, including changes in the competitive and highly regulated industries in which Psyence Biomed operates, variations in performance across competitors, changes in laws and regulations affecting Psyence Biomed’s business and changes in Psyence Biomed’s capital structure. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the "Risk Factors" section of the final prospectus (File No. 333-282468) filed with the Securities and Exchange Commission on October 10, 2024 and other documents filed by the Company from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Actual results and future events could differ materially from those anticipated in such information. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Except as required by law, the Company does not intend to update these forward-looking statements.

The Company makes no medical, treatment or health benefit claims about the Company’s proposed products. The U.S. Food and Drug Administration, Health Canada or other similar regulatory authorities have not evaluated claims regarding psilocybin, psilocybin analogues, or other psychedelic compounds or nutraceutical products. The efficacy of such products has not been confirmed by approved research. There is no assurance that the use of psilocybin, psilocybin analogues, or other psychedelic compounds or nutraceuticals can diagnose, treat, cure or prevent any disease or condition. Vigorous scientific research and clinical trials are needed. The Company has not conducted clinical trials for the use of its proposed products. Any references to quality, consistency, efficacy, and safety of potential products do not imply that the Company verified such in clinical trials or that the Company will complete such trials. If the Company cannot obtain the approvals or research necessary to commercialize its business, it may have a material adverse effect on the Company’s performance and operations.